VIA EDGAR
September 12, 2007
Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	AutoNation, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 28, 2007 File No. 0-13107
Dear Mr. Choi:
We refer to the comment letter dated August 16, 2007 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission concerning the Form 10-K for the fiscal year ended December 31, 2006 of AutoNation, Inc. (the “Company”) filed with the Commission on February 28, 2007 (the “Form 10-K”).
We have noted below the text of each of the Staff’s comments included in its comment letter, followed by the Company’s response. The Company expects that it will revise its future filings as noted in the responses indicated below.
General
Comment 1
In future filings, please include a ratio of earnings to fixed charges for your registered debt securities. Please also include an exhibit to future filings to show the figures used to calculate the ratios. Refer to Items 503(d) and 601(b)(12) of Regulation S-K.
Response
We note the Staff’s comment and hereby advise the Staff that we have not included a ratio of earnings to fixed charges or the related exhibit in our Annual Report on Form 10-K, because we do not have any debt securities registered under the Securities Exchange Act of 1934 (the “1934 Act”) or any outstanding shelf registrations covering debt securities that incorporate future 1934 Act filings. The exchange offer for our senior notes under the Registration Statement on Form S-4 (No. 333-136949) was completed in 2006. In the future, if we have debt securities registered which incorporate future filings under the 1934 Act, we will include this table and the exhibit in subsequent Form 10-K reports.

Mr. William Choi
United States Securities and Exchange Commission
September 12, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Reported Operating Data, page 23
Comment 2
When attributing increases or decreases in revenue or expense line items to multiple factors contributing to material changes over the reported periods, please quantify the amount of the increase or decrease attributed to each factor. For example, please revise future filings to quantify the impact of:
•	Increased retrospective commissions received on extended service contracts, higher new and used vehicle prices and increased premium luxury revenue per vehicle retailed on 2006 finance and insurance sales;

•	The increase in compensation expense, decrease in advertising program participation reimbursed by manufacturers, increase in non-reimbursed advertising, and property damage costs on 2006 selling, general and administrative expenses; and

•	Additional debt incurred, the repurchase of your 9% unsecured notes, and repayments of mortgage facilities on 2006 other interest expense.
For further guidance please refer to Item 303 (a)(3) of Regulation S-K and the Commission’s Interpretative Releases on MD&A, Release 33-8350 and Section III.D of Release 33-6835, both of which are available on our website at www.sec.gov. Please be advised that this comment should not be limited to the examples provided, but should be applied to each category you discuss, as practicable. Please include a draft of your proposed revisions with your response.
Response
Appendix A provides examples of how we will quantify in future filings the extent of contribution from multiple factors where doing so is practicable and when doing so provides information that may not otherwise be derived from information disclosed in the financial data tables. Discussions about qualitative factors that contribute to our financial results will exclude quantification where their effects on our financial statements cannot be readily determined. Examples of such qualitative factors include the impact of the housing market on our sales and improvements in finance and insurance revenues derived from a greater focus on certain training and certification programs.

Mr. William Choi
United States Securities and Exchange Commission
September 12, 2007

Financial Condition, page 32
Cash Flows from Operating Activities, page 34
Comment 3
Please revise future filings to focus on the primary drivers and other material factors necessary to an understanding of your operating cash flows and the indicative value of historical cash flows and the underlying reasons for changes in cash flows as well as their reasonably likely impact on future cash flows. For example, we note that the decreases in inventory, vehicle floorplan payable-trade, net, and other liabilities appear to have been primarily responsible for the 2006 decrease in operating cash, but you have not provided an analysis of these items to permit a reader to understand the extent to which changes are the result of changes in the level of operations or other factors. We also note that you did not include a discussion of cash flows from discontinued operations. Please refer to Interpretive Release No. 33-6835, which is available on our website at www.sec.gov.
Response
We will enhance our cash flow disclosures in future filings to further identify and discuss the primary drivers and other material factors affecting cash flows. Future filings will also include discussions of cash flows from discontinued operations for periods with material cash flows from discontinued operations.
Contractual Payment Obligations, page 36
Comment 4
You disclose in note 8 to your consolidated financial statements that your operating leases require payment of real estate taxes, insurance and common area maintenance in addition to rent. To the extent that payments made for maintenance, insurance and taxes on your leased properties are material, please include disclosures below the contractual obligations table to indicate that the lease obligation amounts presented do not include these additional obligations. Since the table is aimed at providing additional information that is material to understanding a company’s cash requirements, you may want to disclose amounts paid in prior years for maintenance, insurance and taxes in order to provide a context for the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.
Response
We will supplement our contractual obligations table with additional disclosures regarding amounts paid annually for maintenance, insurance and real estate taxes on our leased properties in future filings.

Mr. William Choi
United States Securities and Exchange Commission
September 12, 2007

Notes to Consolidated Financial Statements, page 47
Other Current Liabilities, page 49
Comment 5
Please provide us with a list of the major categories included in this line item and their amounts reconciled to the other current liability balances as of December 31, 2006 and 2005. In future filings, please state separately, in the balance sheet or in your notes any item in excess of five percent of total current liabilities. Refer to Rule 5-02-20 of Regulation S-X. If no categories exceed five percent, please consider further disclosure of the contents of this balance due to its significance relative to your current liabilities.
Response
Major categories included in this line item were (in millions):

	December 31,
Description	2006	2005
Accrued payroll and benefits	$117.6	$110.5
Finance and insurance chargeback liabilities (1)	63.2	63.6
Unrecognized tax benefits (2)	58.7	54.5
Accrued sales taxes	55.1	59.2
Liabilities related to discontinued operations (3)	25.7	120.4
Current income taxes (2)	—	88.5
Other (4)	219.2	220.1

TOTAL	$539.5	$716.8

(1)	The Company sells certain types of finance, insurance and protection products and receives a commission or other income on such products, all of which are administered by third parties. Pursuant to the Company’s arrangements with these third parties, certain commissions and other income earned for the sales of finance, insurance and other protection products are subject to chargeback should the contracts be terminated prior to their expirations. This amount represents the current portion of reserves established for chargebacks against revenues recognized from sales of these finance and insurance products. Please see “Revenue Recognition” in Note 1 to our Consolidated Financial Statements (page 51 of our December 31, 2006 Form 10-K).
(2)	Please see Note 11 to our Consolidated Financial Statements (pages 61-63 of our December 31, 2006 Form 10-K) for disclosures regarding current income taxes and unrecognized tax benefits.
(3)	Represents the liabilities of our discontinued operations, comprised of vehicle floorplan payables and other miscellaneous current liabilities. Please see Note 13 to our Consolidated Financial Statements (pages 63-64 of our December 31, 2006 Form 10-K).
(4)	Other includes all other categories, none of which individually exceed $40 million.

Mr. William Choi
United States Securities and Exchange Commission
September 12, 2007

We note that none of the categories above exceed 5% of total current liabilities as of December 31, 2006 or 2005. We additionally note that the nature of our other current liabilities is discussed in Note 1 to our Consolidated Financial Statements (page 49 of our December 31, 2006 Form 10-K).
* * * * * * * * * * * * * *
In connection with responding to your comments, the Company acknowledges the following:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please address any questions to me at (954) 769-3145 or via facsimile at (954) 769-6425.
Sincerely,

/s/ Michael J. Stephan
Michael J. Stephan, Vice President and Corporate Controller (Principal Accounting Officer)

cc:	Michael J. Jackson, Chairman and Chief Executive Officer, AutoNation, Inc.
Michael J. Short, Executive Vice President and Chief Financial Officer, AutoNation, Inc.
Jonathan P. Ferrando, Executive Vice President, General Counsel and Secretary, AutoNation, Inc.
Hector Mojena, KPMG LLP
Jonathan Awner, Esq., Akerman Senterfitt

Appendix A — Examples of proposed changes to future narrative discussions are marked as noted below.
     Parts and Service

	Years Ended December 31,
($ in millions)			2006 vs. 2005			2005 vs. 2004
			Variance			Variance
			Favorable/			Favorable/
	2006	2005	(Unfavorable)	% Variance	2004	(Unfavorable)	% Variance
Reported:
Revenue	$2,600.4	$2,508.5	$91.9	3.7	$2,366.9	$141.6	6.0
Gross profit	$1,141.4	$1,100.0	$41.4	3.8	$1,036.7	$63.3	6.1
Gross profit as a percentage of revenue	43.9%	43.9%			43.8%
Same Store:
Revenue	$2,572.7	$2,508.5	$64.2	2.6
Gross profit	$1,126.8	$1,099.9	$26.9	2.4
Gross profit as a percentage of revenue	43.8%	43.8%
Parts and Service
     Parts and service revenue is primarily derived from vehicle repairs paid directly by the customers or via reimbursement from manufacturers and others under warranty programs. Reported parts and service revenue and gross profit benefited from the impact of acquisitions when compared to same store performance.
     Same store parts and service revenue and gross profit increased during 2006 compared to 2005 due to a $38.7 million increase~~s~~ in customer-paid ~~work~~ revenue for parts and service, a $17.7 million increase in ~~and~~ wholesale parts revenue, a $10.4 million increase in revenues associated with the preparation of vehicles for sale, and smaller increases in other parts and service revenues ~~, p~~. Partially offsetting these ~~by a~~  increases was a $23.5 million decrease in warranty ~~business~~ revenue. Warranty declines were driven in part by improved quality of vehicles manufactured in recent years, as well as changes to certain manufacturers’ warranty and prepaid service programs. The improvements to customer-paid are attributable to our service drive process, maintenance menu and service marketing program, as well as our pricing models and training programs. Additionally, during 2006 we experienced a~~n~~ 5.1% increase in parts and service revenues and a 6.1% increase in gross profit related to volume imports and premium luxury vehicles, compared to flat revenues and a 1.2% decrease in gross margin related to parts and service for domestic vehicles.

Finance and Insurance

	Years Ended December 31,
			2006 vs. 2005			2005 vs. 2004
(in millions, except per			Variance			Variance
vehicle data)			Favorable/			Favorable/
	2006	2005	(Unfavorable)	% Variance	2004	(Unfavorable)	% Variance
Reported:
Revenue and gross profit	$634.3	$601.0	$33.3	5.5	$590.8	$10.2	1.7
Gross profit per vehicle retailed	$1,066	$986	$80	8.1	$961	$25	2.6
Same Store:
Revenue and gross profit	$632.3	$600.5	$31.8	5.3
Gross profit per vehicle retailed	$1,067	$985	$82	8.3
     Reported finance and insurance revenue and gross profit benefited from the impact of acquisitions when compared to same store performance.
     During 2006, same store finance and insurance revenue and gross profit benefited from a $12.3 million increase~~d~~ in retrospective commissions received on extended service contracts, as well as higher new and used vehicle prices and increased premium luxury revenue per vehicle retailed. Improvements were also driven by our continued emphasis on training and certification of store associates, particularly in third and fourth quartile stores, and on maximizing our preferred lender relationships.

Operating Expenses
     Selling, General and Administrative Expenses
     During 2006, selling, general and administrative expenses increased $64.1 million, or 3.1%. As a percentage of total gross profit, selling, general and administrative expenses increased to 71.1% in 2006 from 70.4% in 2005. Increases in selling, general and administrative expenses in 2006 compared to 2005 are primarily due to a~~n~~ $48.3 million increase in compensation expense, including $15.2 million of non-cash compensation expense related to the adoption of SFAS No. 123R for stock options during 2006. Additionally,~~and increased~~ advertising expenses increased $15.4 million, resulting from a $6.4 million increase in gross advertising expenditures and a $9.0 million decrease in advertising ~~program participation~~ reimburse~~d~~ments from ~~by~~ manufacturers ~~and an increase in non-reimbursed advertising.~~. In 2005, selling, general and administrative expenses included $10.5 million of property damage costs related to Hurricane Wilma.
Other Interest Expense
     Other interest expense was incurred primarily on borrowings under our term loan facility, mortgage facilities, revolving credit facility and outstanding senior unsecured notes. Other interest expense was $90.9 million, $63.3 million and $76.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in other interest expense in 2006 compared to 2005 is primarily due to $61.6 million of interest expense related to the $1.2 billion of additional debt incurred in connection with our equity tender offer in April 2006, partially offset by a $32.4 million reduction in interest expense resulting from the repurchase of our 9% senior unsecured notes and repayments of mortgage facilities during 2006 and 2005. We expect to continue to have higher year over year interest expense during the early part of 2007.